350 BAY ST SUITE 1201 TORONTO, ON M5H 2S6
TEL  416 568-9051    FAX  416 900-0381    EMAIL  JOHN.S.WILKES@ROGERS.COM

Monday, December 6, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F St. NE
Washington, D.C.
20549

By Fax: 703.813.6986

Dear Sirs,

Attention: Mr. Spirgel

Thank you for your letter of November 18,commenting on our recent filing on Form 8-K.

The substance of your comments, as I understand them, is that because this 8-K reported our company's exit from "shell company" status it is deficient insofar as it does not contain all of the information that a so- called "Super 8-K" requires.

It is my impression that the overwhelming majority of "Super 8-K"'s under these circumstances report that the registrant, which was previously a "shell company" has exited that status because has merged with, or been acquired by, an operating company.  Under those circumstances the reporting entity — the shell — will previously have only minimal financial statements, and the public will not have had the benefit of any financial disclosures with regard to the operating entity.

We agree with the Commission that under these circumstances the disclosures required by a "Super 8-K" on the newly-combined company — including consolidated audited financial statements — will provide the public with meaningful disclosures upon which they can base informed investment decisions.

However, the circumstances reported in our recent 8-K filing were entirely different.  We have NOT merged with, nor been acquired by, another entity which was previously not filing financial reports with the SEC.  Rather we acquired an exclusive license to what we believe to be a very valuable software product that we believe helps to address one of the world's major concern's today — the trend toward global warming.  While we have already begun some efforts toward generating revenues by marketing this product, it has generated no revenues to date.

Our acquisition of this product has had virtually no financial statement impact, except for the changes to our capital accounts resulting from the issuance of an additional 210,000,000 shares.  Accordingly, the financial statements already filed with the Commission as part of our second quarter 10-Q already provide a meaningful disclosure of our substantially unchanged financial position at the current date.

An extra mid-year audit by a PCAOB-registered auditing firm would burden our already limited financial resources, especially insofar as we must shortly commence work on our year-end audited financial statements for inclusion in our forthcoming Report on Form 10-K.

In light of the above considerations, we respectfully request the Commission to accept our November 16, 2010 filing on Form 8-K,  with the understanding that our forthcoming Report on Form 10-K will provide the public and the Commission with all of the information and disclosures they require.

Further, in response to your request, we recognize and acknowledge that our company is responsible for the adequacy and accuracy of all of the disclosures made in our recent filing on Form 8-K;and further

 That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/
John S.Wilkes,
President

c.c. Ms. Kate Beukenkamp
       Mr. John Harrington